Bayou City Exploration, Inc.
632 Adams Street — Suite 700
Bowling Green, KY 42101

August 29, 2008
United State Security and Exchange Commission
100F Street N.E. Stop 7010
Washington, DC 20549-7010
Attention: Mark Wojciechowski
     RE: Response to Comment letter dated July 21, 2008
Dear Mr. Wojciechowski,
This letter is to update you regarding the Company’s response to the SEC comment letter received by the Company dated July 21, 2008 regarding the Company’s Form 10-KSB for the year ended December 31, 2007 and its most recent filing of Form 10-QSB for the quarter ended March, 31, 2008.
The Company’s response to the SEC comment letter has been completed by the Company and is currently available for final review by the Company’s SEC attorney before filing with the SEC. The Company’s response letter includes all items mentioned in the SEC comment letter and includes all changes to be included in the amended filing of the Company’s Form 10-KSB for the year ended December 31, 2007.
The Company has completed its assessment of internal control over financial reporting and also filed its second quarter filing for June 30, 2008 on Form 10-Q as requested in the SEC comment letter.
We would ask for additional time until Monday September 8, 2008 to file the completed SEC comment letter response to allow ample time for the Company’s SEC attorney to complete his review on behalf of the Company.

Sincerely,

Date: August 29, 2008	By:	/s/ Robert D. Burr

Robert D. Burr Chief Executive Officer and President